SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110027
 +86 (24) 2519-7699

August 4, 2009

VIA EDGAR and FACSIMILE (703 813-6968)

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, DC  20549-6010
Att: Ms. Brigitte Lippmann

Re: SmartHeat Inc.
Registration Statement on Form S-3
File No. 333-160190

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, SmartHeat Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective on August 6, 2009 at 11:00 a.m. or as soon as practicable thereafter.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Ms. Brigitte Lippmann
August 4, 2009

Should you have any questions or require any additional information with respect to this filing, please contact Robert Newman at 212-227-7422 or via email at rnewman@nlawglobal.com.

Thank you for your assistance.

Very truly yours,

SMARTHEAT INC.

/s/ Jun Wang
By: Jun Wang
Title: Chief Executive Officer

cc:	Robert Newman, The Newman Law Firm, PLLC